Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street    |    Palo Alto, CA 94304-1114    |    tel 650.233.4500    |    fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

February 17, 2012

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq., Legal Branch Chief
Chris Chase, Esq.

Re:	CafePress Inc.
Registration Statement on Form S-1
File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we enclose for filing, under the Securities Act of 1933 (the “Securities Act”), Amendment No. 7 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Amendment No. 7 is being submitted by the Registrant to reflect updated financial and other information of the Registrant as of December 31, 2011, as well as additional information with respect to the selling stockholders.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino
Monica Johnson
Kirsten Mellor, Esq.
Martin A. Wellington, Esq.
C.F. Pearson

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